September 24, 2019

Laura K. Campbell
Senior Vice President of Finance
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, OH 44115

       Re: Athersys, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-33876

Dear Ms. Campbell:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2018

Business, page 3

1. We noted your statements indicating that the results from your completed Phase 2 study demonstrated favorable tolerability and safety for MultiStem. For example, on page 5 you state "In January 2019, we announced summary results from our exploratory clinical study of the intravenous administration of MultiStem cell therapy to treat patients who are suffering from ARDS. The study results provide further confirmation of tolerability and a favorable safety profile associated with MultiStem treatment." Safety and efficacy determinations are solely within the authority of the FDA and the equivalent foreign regulatory authorities that you deal with such as the European Medicines Agency
      (Europe) or the Pharmaceuticals and Medical Devices Agency (Japan). Please remove statements that your candidate is safe in future filings. You may provide the objective results of the clinical trials in relation to the stated end points and indicate whether the candidate was well tolerated.
 Laura K. Campbell
Athersys, Inc.
September 24, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-
3652 with any questions.



FirstName LastNameLaura K. Campbell                       Sincerely,
Comapany NameAthersys, Inc.
                                                          Division of
Corporation Finance
September 24, 2019 Page 2                                 Office of Healthcare
& Insurance
FirstName LastName